NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

FOOD GROWING SYSTEM HONOURED BY ROYAL HORTICULTURAL SOCIETY FOR THE
VERTICROP™ HYDROPONIC SYSTEM

October 19, 2009, Valcent Products Inc. (the “Company”) is proud to announce that the Royal Horticultural Society has granted a special award to a revolutionary food growing system, VertiCropTM The Royal Horticultural Society (RHS) founded in 1804, is the International Registration Authority for more categories of plants than any other organization throughout the world. The RHS is the world’s leading horticultural organization with extremely active Science and Educational Departments.

The new generation sustainable hydroponic system – entitled VertiCropTM  – is the brain child of, Valcent Products (eu) Ltd, (Valcent EU) which developed the system to find new ways of growing plants in a world of rapidly-diminishing resources.

John Craven OBE - distinguished journalist and broadcaster, who has presented the BBC’s popular ‘Countryfile’ program for the past 20 years - unveiled the innovative product at a special ceremony at Paignton Zoo last month.

Days before it was officially opened to the public, The RHS awarded it a special discretionary honour at the RHS Britain in Bloom South West in Bloom Awards.

The West Country TV Cup, sponsored by RHS, the award was for an outstanding specific project. Jon Wheatley, one of the South West judges explained: “We were extremely impressed with this project and its future potential.  Congratulations!”

The Verticrop™ system is set to provide a major breakthrough in locally grown food costs.  A commercial high-density vertical growing system, it increases production volume of field crops up to 20 times over, but requiring as little as 5 per cent of the normal water supply.  It is a non-GM solution to food problems – for both humans and animals - using trays on a looped dynamic conveyor belt with automatic feeding stations to grow plants more efficiently.

Chris Bradford, Managing Director of Valcent (eu) said : “We are justifiably proud of our revolutionary new food production system and delighted that it has been selected to receive such an honour from the Royal Horticultural Society.

 “VertiCrop™ is the latest in plant growing technology, meeting the needs of the human population while reducing the pressure to clear precious habitats to grow crops.  This technology could usher in a new era of urban horticulture.”

The ground-breaking system – the first of its kind in Europe – was officially launched after months of careful preparation and planning; it is the first such system to be introduced anywhere in the world.

About Valcent Products Inc:
Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/ .

Contacts:

Investor Relations                                                                Media Relations
Gerry Jardine or Mike Parker                                                  Nancy Tamosaitis
(800) 877-1626 or (888) 506-7979                                        Vorticom Public Relations
or worldwide (604) 630-2941                                                 212.532.2208
info@valcent.net                                                                      Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.